DC

No Act
P.E. 11-29-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02068248

November 29, 2002

David K. Thompson
Senior Vice President
Assistant General Counsel and Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521-0931

Act	1934
Section	
Rule	14A-8
Public Availability	11/29/2002

Re: The Walt Disney Company
Incoming letter dated October 28, 2002

Dear Mr. Thompson:

This is in response to your letter dated October 28, 2002 concerning the shareholder proposal submitted to Disney by Alice Kottmyer. We also have received a letter from the proponent dated November 12, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Alice Kottmyer
8654 Tower Drive
Laurel, MD 20723

The Walt Disney Company

David K. Thompson
Senior Vice President
Assistant General Counsel and Corporate Secretary

1934 Act-Section 14(a)
Rule 14a-8(i)(7)

October 28, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Omission of Stockholder Proposal

Ladies and Gentlemen:

On behalf of The Walt Disney Company, I am enclosing a proposal submitted by a stockholder for inclusion in the Company's proxy materials for its 2003 annual meeting of stockholders. For the reasons set forth below, the Company intends to omit the proposal from its proxy materials and requests, pursuant to Rule 14a-8(j) under the Securities Exchange Act, the Staff's advice that it will not recommend enforcement action if the proposal is omitted.

The Company currently expects to file definitive proxy materials with the Commission on or about January 28, 2003, and to begin mailing shortly thereafter.

The proposal, submitted by Ms. Alice Kottmyer, would make a decision to adjourn the Company's annual meeting of shareholders subject to the objection of any shareholder present, and prescribes procedures for obtaining approval to adjourn in the event that any participating shareholder does object. A copy of the proposal is attached as Annex 1. The Company believes that the proposal may be excluded from its proxy materials under Rule 14a-8(i)(7), as relating to the Company's ordinary business operations.

The Company believes that establishing procedures for the orderly conduct of shareholder meetings is a core element of management's responsibility for operating the day-to-day affairs of a public corporation. Management, under the

500 South Buena Vista Street / Burbank, California 91521-0931 / 818-560-1841 Fax 818-560-1823 / david.k.thompson@disney.com

direction of the Board of Directors, is responsible for ensuring that annual shareholder meetings accomplish the tasks they are required to perform under applicable – in our case, Delaware – law. Management also believes that shareholder meetings provide an important opportunity for management and the Board of Directors to communicate information about a company directly to shareholders, as well as an opportunity for shareholders to express their own views and concerns.

The Company's bylaws stipulate that the Chairman of the Board, if present, is to preside over each shareholder meeting. The bylaws further give the Chairman "the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting," except to the extent inconsistent with any special rules or procedures that the Board may from time to time adopt. The bylaws specifically provide that rules of parliamentary procedure need not be followed at such meetings, unless the Board or Chairman determines otherwise. In accordance with these provisions, the Company has entrusted management of procedural aspects of the annual meeting to the Chairman of the Board. We believe this arrangement is most appropriately determined by the Board of Directors and the Chairman in accordance with the provisions of the Company's bylaws.

In response to no-action requests from issuers relating to similar shareholder proposals, the Staff has consistently agreed that matters relating to the conduct of shareholder meetings relate to "ordinary business operations" within the meaning of Rule 14a-8(i)(7). See, e.g., *AmSouth Bancorporation* (January 15, 2002) (proposal to allow shareholder questions and comments at the annual meeting for a minimum of 30 minutes or until there are no further questions, whichever occurs first); *PG&E Corporation* (January 27, 2000) (proposal to provide shareholders at an annual meeting a maximum speaking time of 30 minutes); *The Gilette Company* (February 2, 2001) (proposal with respect to procedures for presenting and discussing issues with shareholders during an annual meeting); *Verizon Communications Inc.* (February 25, 2002) (determining location of annual meeting); *EMC Corporation* (March 7, 2002) (proposal to require in-person annual meetings).

Based upon the foregoing, the Company respectfully requests the advice of the Staff that it will not recommend enforcement action if the Company omits the proposal from the proxy materials for its 2003 annual meeting.

As required by Rule 14a-8(j), I am enclosing six copies of this letter, a copy of which is also being forwarded concurrently to Ms. Kottmyer.

Please acknowledge receipt of this letter on the additional enclosed copy and return it to us in the enclosed envelope.

Very truly yours,

David K. Thompson

Enclosure

cc: Ms. Alice Kottmyer

8654 Tower Drive
Laurel MD 20723
(202) 647-1861

(1)

RECEIVED

SEP 04 2002

MARSHA REED

September 3, 2002

Ms. Marsha L. Reed.
Corporate Secretary
The Walt Disney Company

Dear Ms. Reed,

This is a proposal for the 2003 annual meeting. I certify that I have owned at least $2,000 in market value of the company's securities entitled to be voted on the proposal at the meeting, for at least one year. Also, since it is unlikely that I will be able to break even on any sale of my stock by the time the annual meeting is held, I anticipate that I will continuously hold these securities through the date of the meeting.

Proposal:

"A decision by the Chairman or any official presiding over the annual meeting of shareholders to adjourn such meeting will be subject to the objection of any shareholder present at the meeting. Should any such shareholder object, the decision to adjourn the meeting will be put to a voice vote of the shareholders present. The annual meeting will be adjourned only if a majority of shareholders present when such vote is taken vote to adjourn."

Rationale:

This proposal merely requires the Board of Directors and senior management to remain at the annual meeting, available for questions, until a majority of the shareholders present at the meeting decide that its business has been completed. The current practice of the Board and senior management walking out after a motion and second from a Disney employee planted in the audience for that purpose – with many shareholders still waiting at microphones to ask questions – is contrary to principles of corporate accountability to those shareholders, who have very few, if any, other opportunities to express their views to the Board or senior management. Shareholders should at least control when their own meeting ends.

Sincerely,

[signature]

Alice Kottmyer

8654 Tower Drive
Laurel MD 20723

November 12, 2002

RECEIVED
2002 NOV 19 PM 3: 15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

To the Office of Chief Counsel:

I submitted a shareholder proposal to be included in the proxy materials of The Walt Disney Company. In a filing dated October 28, 2002, the Company requested that the proposal be excluded under Rule 14a-8(i)(7).

This letter is to advise you that I will not provide a response to the Company's filing.

Sincerely,

Alice M. Kottmyer

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 29, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 28, 2002

The proposal requests that a decision to adjourn the annual meeting be subject to objection by any shareholder present at the meeting.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7), as relating to the company's ordinary business operations (i.e., procedures for adjourning the annual meeting). Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gail A. Pierce
Attorney-Advisor